  EXHIBIT 99.1

NXT ENERGY SOLUTIONS INC.

Unaudited Condensed Consolidated Interim Financial Statements

For the three months ended

March 31, 2025

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited-expressed in Canadian dollars)

	March 31,	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$1,817,357	$730,395
Short-term investments	215,829	-
Accounts receivable (Note 3)	4,080,092	105,858
Contract assets (Note 3)	2,915,489	-
Prepaid expenses	270,956	274,799
	9,299,723	1,111,052
Long term assets
Deposits	260,097	261,485
Property and equipment	392,528	375,777
Right of Use Assets (Note 4)	2,439,706	2,506,506
Intellectual property (Note 5)	9,346,853	9,771,481
	$21,738,907	$14,026,301
Liabilities and Shareholders' Equity Deficit
Current liabilities
Accounts payable and accrued liabilities (Note 6)	$1,075,005	$1,233,974
Deferred revenue	337,377	840,768
Current portion of convertible debentures (Note 7)	6,448,928	4,915,248
Current portion of long-term debt	111,111	111,111
Current portion of lease obligations (Note 8)	714,844	693,607
	8,687,265	7,794,708
Long-term liabilities
Convertible debentures (Note 7)	3,397,724	4,259,709
Long-term debt	574,074	601,852
Long-term lease obligations (Note 8)	1,421,304	1,607,935
Asset retirement obligations	25,374	24,761
	5,418,476	6,494,257
	14,105,741	14,288,965
Shareholders' equity (deficit)
Common shares (Note 10): - authorized unlimited Issued: 79,455,385 (2024 – 78,495,184) common shares	98,441,552	98,262,510
Contributed capital	9,771,592	9,739,322
Deficit	(100,579,978)	(108,264,496)
	7,633,166	(262,664)
Going Concern (Note 1)	$21,738,907	$14,026,301

Commitments (Note 9)

Subsequent event (Note 12)

Signed "Charles Selby"	Signed "Bruce G. Wilcox"
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited-expressed in Canadian dollars)

	For the three months ended March 31,
	2025	2024
Revenue
SFD® related revenue (Note 15)	$12,464,071	$602,072
Expenses
SFD® related costs, net	2,331,830	730,520
General and administrative expenses (Notes 12, 16)	1,108,367	1,021,306
Amortization	476,897	440,564
	3,917,094	2,192,390
Other expenses (income)
Interest expense, net	250,632	113,579
Foreign exchange loss (gain)	(65,081)	45,006
Loss on remeasurement of convertible debentures (Note 7)	669,543	-
Patent costs and loss on disposal of assets & lease modifications	7,365	37,697
	862,459	196,282

Income (loss) before income taxes	7,684,518	(1,786,600)

Income tax expense	-	-

Net income (loss) and comprehensive income (loss)	$7,684,518	$(1,786,600)
Net income (loss) per share (Note 11)
Basic	$0.10	$(0.02)
Diluted	$0.08	$(0.02)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

 ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited-expressed in Canadian dollars)

	For the three months ended March 31,
	2025	2024
Cash from (used in):
Operating activities
Net income (loss)	$7,684,518	$(1,786,600)
Items not affecting cash:
Stock based compensation expense (Note 12)	198,915	46,196
Amortization	476,897	440,564
Accretion expense	613	615
Non-cash lease amortization and accretion (Note 8)	58,316	172,219
Unrealized foreign exchange (gain) loss	(44,928)	13,463
Loss on disposal of assets and lease modification	404	31,686
Remeasurement of convertible debentures (Note 7)	669,543	-
Change in deposits	1,441	1,441
Change in non-cash working capital balances (Note 14)	(7,510,580)	664,032
Lease payments	(60,168)	(177,382)
	(6,209,547)	1,192,834
Net cash from (used in) operating activities	1,474,971	(593,766)

Financing activities
Proceeds from the Employee Share Purchase plan (Note 12)	15,776	7,481
Repayment of long-term debt	(27,778)	(27,778)
Net proceeds from Convertible Debentures	-	762,080
Repayment of lease obligation (Note 8)	(135,221)	-
Net cash from (used in) financing activity	(147,223)	741,783

Investing activity
Purchase of property and equipment, net	(31,193)	(24,102)
Purchase from short-term investments	(213,940)	-
Net cash used in investing activity	(245,133)	(24,102)

Effect of foreign exchange rate changes on cash and cash equivalents	4,347	6,994

Net increase in cash and cash equivalents	1,086,962	130,909
Cash and cash equivalents, beginning of the period	730,395	401,713
Cash and cash equivalents, end of the period	$1,817,357	$532,622

Supplemental information
Cash interest paid	$213,150	$86,633
Cash taxes paid	-	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Shareholders' Equity (Deficit)

(Unaudited-expressed in Canadian dollars)

	For the three months ended March 31,
	2025	2024

Common Shares
Balance at beginning of the period	$98,262,510	$98,179,271
Issuance of common stock, net of share issuance costs for:
Equity based transaction with non-employee (Note 10)	108,455	-
Employee Share Purchase Plan (Note 12)	31,552	14,962
Restricted Stock Unit Plan (Note 12)	39,035	-
Balance at end of the period	98,441,552	98,194,233
Contributed Capital
Balance at beginning of the period	9,739,322	9,552,839
Transfer of equity to common shares (Note 10)	(108,455)	-
Recognition of stock-based compensation expense (Note 12)	140,725	32,366
Balance at end of the period	9,771,592	9,585,205
Deficit
Balance at beginning of the period	(108,264,496)	(99,186,701)
Net income (loss)	7,684,518	(1,786,600)

Balance at end of the period	(100,579,978)	(100,973,301)

Total Shareholders' Equity (Deficit) at end of the period	$7,633,166	$6,806,137

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2025

(Expressed in Canadian dollars unless otherwise stated)

1. The Company and going concern

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Alberta Canada and listed on the Toronto Stock Exchange (“TSX”).

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that utilizes the principles of quantum mechanics to infer stress anomalies of exploration interest. This method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment to recommend areas with commercial hydrocarbon and/or geothermal potential.

These unaudited condensed consolidated interim financial statements for the period ended March 31, 2025 (the” Consolidated Financial Statements”) of NXT have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP”).

These Consolidated Financial Statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods.

These Consolidated Financial Statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there continues to be material uncertainties that cast substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these Consolidated Financial Statements have been issued.  The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that these Consolidated Financial Statements have been issued.

During 2024 the Company completed an SFD® survey and has received deposits payments on three other SFD® surveys planned to be executed in 2025 (the “2025 SFD® Surveys”).   As of the date of these financial statements, the Company has finished the acquisition phase of one of the 2025 SFD® Surveys and received milestone payments which has generated cash from operations for the Company.  In addition, during 2023 and 2024 the Company completed convertible debenture financings which resulted in raising additional net proceeds of approximately $8,192,559.

The Company continues to develop its pipeline of opportunities to secure additional revenue contracts.  The Company’s longer-term success remains dependent upon its ability to convert these revenue opportunities into successful contracts, to continue to attract new client projects, expand its revenue base to a level sufficient to exceed fixed operating costs, and generate consistent positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

Further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing additional SFD® related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

6

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2025

(Expressed in Canadian dollars unless otherwise stated)

The Consolidated Financial Statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these Consolidated Financial Statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. These adjustments could be material.

Use of Estimates and Judgements

In preparing these Consolidated Financial Statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these Consolidated Financial Statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.  The estimates and assumptions used are based upon management's best estimate as at the date of the Consolidated Financial Statements.  Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Certain estimates and judgments have a material impact where the assumptions underlying these accounting estimates relate to matters that are highly uncertain at the time the estimate or judgment is made or are subjective. In 2025 and 2024, the estimates and judgments included the assessment of impairment indicators of intellectual property and recognition of SFD® related revenue.

Other accounting estimates and judgments that may have a material impact on the financial statements include: the forward-looking assumptions related to the going concern assumption, the estimated useful lives of intellectual property and property, plant and equipment, lease interest rates and terms, the fair value of convertible debentures, and the assumptions used to measure stock-based compensation expense.

2. Significant Accounting Policies

Basis of Presentation

These Consolidated Financial Statements for the period ended March 31, 2025, have been prepared by management in accordance with US GAAP and by applying the same accounting policies and methods as used in preparing the consolidated financial statements for the fiscal year ended December 31, 2024.  There were no new policies adopted on January 1, 2025.

7

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2025

(Expressed in Canadian dollars unless otherwise stated)

3. Accounts receivable and Contract Assets

	March 31,	December 31,
	2025	2024
Total receivables and contract assets	$6,899,552	$22,210
Contract assets	(2,915,489)	-
Trade receivables	3,984,063	22,210
Other receivables	96,029	83,648
Net Accounts receivable	4,080,092	105,858
Allowance for doubtful accounts	-	-
Accounts receivable	4,080,092	105,858

At March 31, 2025, the trade receivable was aged less than 60 days.  $2,517,103 was collected after March 31, 2025.

Contract assets are revenues not invoiced as of March 31, 2025.

4. Right of use assets

	March 31, 2025
	Cost	Accumulated	Right of
	Base	Amortization	Use
Aircraft	$3,468,239	$1,977,237	$1,491,002
Office Building	2,324,694	1,380,893	943,801
Printer	9,716	4,813	4,903
	5,802,649	3,362,943	2,439,706

	December 31, 2024
	Cost	Accumulated	Right of
	Base	Amortization	Use
Aircraft	$3,468,239	$1,939,006	$1,529,233
Office Building	2,324,694	1,352,941	971,753
Printer	9,716	4,196	5,520
	5,802,649	3,296,143	2,506,506

Aircraft

On March 22, 2024 the Company extended its Aircraft lease for three years to March 28, 2027.  The Company will own the aircraft at the end of the lease term.  Terms of the lease extension include an interest rate of 12%, and monthly payments of US$40,189.  The Company has an early purchase option to acquire the aircraft on any of the remaining following dates, September 28, 2025, March 28, 2026 or September 28, 2026.  The purchase price would be the amortized value of the lease liability, plus a four-months of interest.  The lease is being treated as a finance lease.

8

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2025

(Expressed in Canadian dollars unless otherwise stated)

5. Intellectual property

	March 31, 2025
	Cost	Accumulated	Net book
	Base	amortization	Value
SFD® Hydrocarbon Right acquired	$25,271,000	$16,145,784	$9,125,216
SFD® Geothermal Right acquired	275,610	53,973	221,637
	25,546,610	16,199,757	9,346,853

	December 31, 2024
	Cost	Accumulated	Net book
	Base	amortization	Value
SFD® Hydrocarbon Right acquired	$25,271,000	$15,724,601	$9,546,399
SFD® Geothermal Right acquired	275,610	50,528	225,082
	25,546,610	15,775,129	9,771,481

SFD® Hydrocarbon Right

During 2015, NXT acquired the rights to the SFD® technology for use in the exploration of hydrocarbons (“Hydrocarbon Right”) from Mr. George Liszicasz, the former President and CEO of NXT (“CEO”), and recorded the acquisition as an intellectual property asset on the balance sheet.  The asset was recorded at the fair value of the consideration transferred, including the related tax effect of approximately $25.3 million.

SFD® Geothermal Right

The Company acquired the SFD® technology rights for geothermal resources (“Geothermal Right”) from the former CEO on April 18, 2021.  The consideration deliverable by the Company in connection with the acquisition of the Geothermal Right is set forth below:

1.	US$40,000 (CDN$50,310) signature payment, which became due immediately and was paid on April 22, 2021;
2.	300,000 common shares, which were issued in December 2021;
3.	CDN$15,000 signature milestone payment paid in August 2021;
4.	US$200,000 milestone payment which will become due if the Company's cash balance exceeds CDN$5,000,000 due to receipt of specifically defined funds from operations; and
5.

US$250,000 milestone payment would have become due if the Company executed, completed, and received full payment for an SFD® contract valued at US$10,000,000 or greater, provided such contract was entered into and completed and payment of at least US$5,000,000 was received by April 18, 2023. This milestone expired as of April 18, 2023.

As of March 31, 2025, the Company has recognized $275,610 for the acquisition of the Geothermal Right which is the combination of the US$40,000 (CDN$50,310) and CDN$15,000 signature payments, the value of the 300,000 common shares of $207,300 and other costs of $3,000.  The cost of the remaining milestone will be recognized when it is deemed probable that the milestone will be achieved by a special committee of the Board of Directors, comprised entirely of independent directors.  The Board of Directors delegated authority to the special committee to determine when the milestones have been achieved.  As of March 31, 2025, the remaining milestone is still deemed not probable of being achieved.

9

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2025

(Expressed in Canadian dollars unless otherwise stated)

Reconciliation of Intellectual Property

	SFD® Hydrocarbon Right	SFD® Geothermal Right	Total
Net book value at December 31, 2023	11,231,132	238,863	11,469,995
Amortization for 2024	(1,684,733)	(13,781)	(1,698,514)
Net book value at December 31, 2024	9,546,399	225,082	9,771,481
Amortization for 2025	(421,183)	(3,445)	(424,628)
Net book value at March 31, 2025	9,125,216	221,637	9,346,853

The Hydrocarbon Right is being amortized on a straight-line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized is approximately $1.7 million per year for a 5-year aggregate total of $8.5 million.

The current book value of the Geothermal Right is being amortized on a straight-line basis over its estimated useful life of 20 years. The annual amortization expense expected to be recognized is approximately $13,781 per year for a 5-year aggregate total of approximately $68,902.

6.  Accounts payable and accrued liabilities

	March 31,	December 31,
	2025	2024
Accrued liabilities related to:
Consultants and professional fees	$206,052	$261,753
Payroll related	209,923	471,596
Board of director’s fees	216,218	201,218
Interest payable	107,557	109,029
	739,750	1,043,596
Trade payables and other	335,255	190,378
	1,075,005	1,233,974

7. Convertible Debentures

2024 Debentures

On May 31, 2024, the Company issued convertible debentures (the “2024 Debentures”) to MCAPM LP for the principal amount of US$2,000,000, being approximately CDN$2,773,660.  The 2024 Debentures bear interest at 10.0% per annum, paid quarterly in arrears, and are due and payable on May 31, 2026.  The 2024 Debentures are convertible into common shares at a conversion price of US$0.25 per Common Share which provides MCAPM LP with the right to obtain up to 8,000,000 common shares of the Company.  The 2024 Debentures are unsecured.

10

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2025

(Expressed in Canadian dollars unless otherwise stated)

November Debentures

The Company issued a total of US$1,872,000 (approximately CAD$2,543,636) of a multi-tranche unsecured convertible debenture (the "November Debentures").  The November Debentures bear interest at 10.0% per annum, paid quarterly in arrears, and are due and payable two years after issuance.  The November Debentures are convertible into common shares in the capital of NXT at a fixed conversion price of US$0.1808 allowing the subscribers to obtain an aggregate of up to 10,353,982 common shares.  Insiders which include MCAPM, LP and Michael P. Mork (“Mork Capital”) and directors of NXT, were issued November Debentures valued, in the aggregate principal amount, at US$1,522,000 (approximately CDN$2,076,776).

On November 8, 2023 and December 22, 2023, the Company issued the first two tranches of the November Debentures for US$1,150,000 (approximately CDN$1,577,600).

On January 12, 2024, the Company closed the final tranche of the November Debentures for an additional US$722,000 (approximately CDN$966,036).  The November Debentures are unsecured.

Mork Capital has the right to own, after conversion of all their 2024 Debentures and November Debentures, totaling US$3,375,000, a total of 30,526,321 common shares. This represents approximately 32.1% of the issued and outstanding common shares as of the date of these financial statements (after giving effect to the conversion of the full amount of the 2024 Debentures and the November Debentures).

Ataraxia Debentures

In May 2023 the Company signed a subscription agreement with Ataraxia Capital (“Ataraxia”) in which Ataraxia would purchase US$2,300,000 of convertible debentures.  The terms of the convertible debentures issued to Ataraxia include an annual interest rate of 10%, paid quarterly in arrears.  They can also be converted into voting preferred shares with an annual dividend rate of 10% paid per quarter.  The preferred shares are not transferable, but may be converted on a one-to-one basis into common shares. The convertible debentures are payable on demand, but are due two years after the issue date. They are secured by a general security agreement, subordinate to the long-term debt.

On May 31, 2023 the Company issued a two-year term convertible debenture for US$1,200,000 (CDN$1,631,954) to Ataraxia and an additional US$200,000 (CDN$265,560) on July 10, 2023 (the “2023 Ataraxia Debentures”).  The 2023 Ataraxia Debentures have a fixed conversion price of US$0.143 per common share.

On November 4, 2024, the Company issued a two-year term convertible debenture for US$500,000 (CDN$676,995) to Ataraxia and an additional US$400,000 (CDN$550,296) on November 12, 2024 (the “2024 Ataraxia Debentures”).  The 2024 Ataraxia Debentures have a fixed conversion price of US$0.24 per common share.

11

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2025

(Expressed in Canadian dollars unless otherwise stated)

Ataraxia has the right to own, after conversion of all their 2023 Ataraxia Debentures and 2024 Ataraxia Debentures, 13,540,209 common shares. This represents approximately 14.6% of the issued and outstanding common shares as of the date of these financial statements (after giving effect to the conversion of the full amount of the 2023 Ataraxia Debentures and 2024 Ataraxia Debentures).

Repayment of principal and interest for convertible debentures:	US$	CDN$1.
2025	2,947,900	4,241,439
2026	3,830,050	5,510,675
Total principal and interest payments	6,777,950	9,752,114
Less interest	(605,950)	(871,540)
Principal remaining	6,172,000	8,880,574
Accumulated change in fair value of convertible debentures	671,447	966,078
Net principal remaining	6,843,447	9,846,652
Current portion of convertible debentures	4,481,949	6,448,928
Non-current portion of convertible debentures	2,361,498	3,397,724
1.	Converted at 1.4388

Fair Value

The November Debentures and the 2024 Debentures have been revalued at their fair value as of March 31, 2025 using level 3 inputs.  The fair value change to the debentures for the three months ended March 31, 2025, was $669,543 (US$465,306) and the accumulated change is $966,078 (US$671,447).

Interest expense for convertible debentures:	For the three months ended March 31,
	2025	2024
$US	$152,186	$79,183
$CDN	$222,706	$106,638

8. Lease obligations

	For the three months ended March 31, 2025	For the year ended December 31, 2024
Opening balance, January 1	$2,301,542	$595,517
Additions	-	2,252,803
Operating lease payments	(60,168)	(364,712)
Finance lease principal payments	(135,221)	(359,706)
Lease accretion	29,979	99,803
Foreign exchange	247	78,740
Other	(231)	(903)
Closing Balance	2,136,148	2,301,542
Current portion of lease obligations	714,844	693,607
Long-term lease obligations	1,421,304	1,607,935

12

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2025

(Expressed in Canadian dollars unless otherwise stated)

Maturity of lease liabilities:	Finance Lease1.	Operating Leases	Total
2025	520,416	180,507	700,923
2026	693,887	240,391	934,278
2027	116,639	237,252	353,891
2028	-	237,252	237,252
2029	-	237,252	237,252
2030	-	177,939	177,939
Total lease payments	1,330,942	1,310,593	2,641,535
Less imputed interest	(147,269)	(358,118)	(505,387)
Total discounted lease payments	1,183,673	952,475	2,136,148
Current portion of lease obligations	583,244	131,600	714,844
Non-current portion of lease obligations	600,429	820,875	1,421,304
1.	Converted at 1.4388

As of March 31, 2025, the Company’s aircraft lease was a financing lease, and the other leases were operating leases.  Incremental borrowing rates from between 10.0% and 12.0%.  None of the leases have an option to extend them past the current terms.  The weighted average remaining lease terms at March 31, 2025 is 3.5 years.  The Company’s total operating lease expenditures for the three months ended March 31, 2025, were $60,168 (2024 - $177,382).  The Company’s total financing lease expenditures for the three months ended March 31, 2025, was $ 172,853 (2024 - $nil), including interest expense of approximately $37,632 (2024-$nil).

Non-cash lease amortization and accretion

	For the three months ended March 31,
	2025	2024
Amortization of lease incentives and other	$(1,890)	$(1,734)
ROU asset amortization	30,459	160,036
Lease liability accretion	29,747	13,917
	58,316	172,219

9. Commitments

The table below is the non-lease operating cost components associated with the costs of the building lease.

For the period ending December 31,	Office Premises
2025	122,551
2026	163,401
2027	163,401
2028	163,401
2029	163,401
2030	122,551
Total	898,706

13

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2025

(Expressed in Canadian dollars unless otherwise stated)

10. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the three months ended March 31,
	2025		2024
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the period	78,495,184	98,262,510	78,025,237	$98,179,271
Equity based transaction with non-employee	634,439	108,455	-	-
Employee Share Purchase Plan (Note 12)	131,556	31,552	96,509	14,962
Restricted Stock Units (Note 12)	194,206	39,035	-	-
As at the end of the period	79,455,385	98,441,552	78,121,746	98,194,233

Equity based transaction with non-employee:

On October 1, 2023, the Company entered into a service agreement with a marketing consultant (the “Consultant”) to provide sales and marketing services to introduce potential customers to the Company’s SFD® technology, attend trade shows, and update the Company’s marketing systems.  The Consultant agreed to be compensated in Common Shares only for approximately US$16,000 per month, based on the five-day volume average price at the end of each month until February 29, 2024.  634,439 common shares issued to the Consultant on January 29, 2025.

11. Net income (loss) per share

Net income (loss) per share – Basic

	For the three months ended March 31,
	2025	2024
Net income (loss) for the period	$7,684,518	$(1,786,600)
Basic weighted average number of shares outstanding for the period	79,074,967	78,085,304
Net income (loss) per share – Basic	$0.10	$(0.02)

14

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2025

(Expressed in Canadian dollars unless otherwise stated)

Net income (loss) per share – Diluted

	For the three months ended March 31,
	2025	2024
Net income (loss) for the period	$7,684,518	$(1,786,600)
Adjustment for debenture interest expense	222,706	-
Accumulated change on fair value of convertible debentures	966,078	-
Adjusted net income (loss) for diluted share calculation	8,873,302	(1,786,600)

Weighted average number of shares outstanding for the period -Basic	79,074,967	78,085,304
Adjustments for:
Convertible debentures	31,894,191	-
Stock-based compensation	4,685,758	-
Equity transaction with non-employee	204,430	-
Weighted average number of shares outstanding for the period - Diluted	115,859,346	78,085,304
Net income (loss) per share – Diluted	$0.08	$(0.02)

In periods in which a loss results, all outstanding stock options, RSUs, deferred share units (“DSUs”) and potential shares from convertible debentures are excluded from the diluted loss per share calculations, as their effect is anti-dilutive.

12. Share-based compensation

The Company has an equity compensation program in place for its executives, employees and directors. Executives and employees are given equity compensation grants that vest based on a recipient's continued employment. The Company’s stock-based compensation awards outstanding as at March 31, 2025, include stock options, DSUs, RSUs, and the employee share purchase plan (“ESP Plan”).  The following tables provide information about stock option, RSUs, DSUs, and ESP Plan activity.

	For the three months ended March 31,
	2025	2024
Stock Option Expense	$101,975	$-
Deferred Share Units	38,750	-
Compensation Expense (Note 10)	-	32,366
Stock-based compensation expense in Contributed Capital	140,725	32,366

Employee Share Purchase Plan	15,776	7,481
Restricted Stock Units	42,414	6,349
Total stock-based compensation expense	198,915	46,196

15

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2025

(Expressed in Canadian dollars unless otherwise stated)

Stock Options:

The following is a summary of stock options which are outstanding as at March 31, 2025.

Exercise price per share	# of options outstanding	# of options exercisable	Average remaining life (in years)
$0.174	69,200	69,200	0.7
$0.200	166,200	166,200	3.2
$0.203	1,400,000	-	4.9
$0.216	1,825,200	55,200	2.6
$0.252	115,250	115,250	2.6
$0.259	100,000	-	3.5
$0.260	52,650	52,650	2.8
$0.264	177,200	177,200	2.8
$0.440	21,360	21,360	0.7
$0.510	16,000	16,000	0.5
$0.620	18,050	18,050	0.7
$0.680	32,250	32,250	0.7
$0.720	24,460	24,460	0.7
	4,017,820	747,820	3.4

The continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2024, are as follows:

	For the three months ended		For the year ended
	March 31, 2025		December 31 2024
		weighted		Weighted
	# of stock	average	# of stock	Average
	Options	exercise price	Options	exercise price
Options outstanding, start of the year	2,647,820	$0.24	2,927,820	$0.32
Granted	1,400,000	$0.20	-	$-
Forfeited	-	$-	(180,000)	$(0.22)
Expired	(30,000)	$(0.55)	(100,000)	$(0.52)
Options outstanding, end of the period	4,017,820	$0.23	2,647,820	$0.24
Options exercisable, end of the period	747,820	$0.29	777,820	$0.30

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate as determined by the Board of Directors.

On February 24, 2025, the Company granted 1,400,000 incentive stock options at a strike price of $0.203 to directors of the Company. These stock options will vest upon the achieving of a trailing twelve-month free cash flow per share of $0.10.

16

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2025

(Expressed in Canadian dollars unless otherwise stated)

On January 6, 2023, the Company announced the grant of 2,050,000 performance stock options at a price of $0.216 to employees, officers and directors. These stock options will vest upon receipt of cash for SFD® services performed: 1/3 upon collection of US$6.5 million, 1/3 upon the collection of the next US$7.0 million and the final 1/3 upon collection of an additional US$7.5 million.  Subsequent to March 31, 2025, approximately 623,266 of these options vested as the first vesting milestone was achieved.   As of June 30, 2024, the Company began recognizing Stock based compensation expense (“SBCE”) for these stock options.

Stock-based compensation expense is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

	For the three months ended	For the year ended
	March 31, 2025	December 31, 2024
Expected dividends paid per common share	Nil	-
Expected life in years	5.0	-
Weighted average expected volatility in the price of common shares	140%	-
Weighted average risk-free interest rate	2.91%	-
Weighted average fair market value per share at grant date	$0.181	-
Forfeiture rate	14.3%	-

Deferred Stock Units:

A continuity of the number of DSUs which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2024, are as follows:

	For the three months ended	For the year ended
Opening balance	March 31, 2025	December 31, 2024
Opening balance	120,226	37,354
Granted	144,563	82,872
Closing balance	264,789	120,226

The DSUs plan is a long-term incentive plan that permits the grant of DSUs to qualified directors.  DSUs granted under the DSUs plan are to be settled at the retirement, resignation or death of the Board member holding the DSUs.

Restricted Stock Units:

RSUs entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company's common shares upon vesting of such units or a cash payment equal to the value of the underlying shares. The RSUs vest at a rate of one-third at the end of each of the first three years following the date of grant.  Historically, the Company settled the RSUs that vested with shares and cash.

A continuity of the number of RSUs, including fair value (“FV”) which are outstanding at the end of the current period and as the end of the prior fiscal year ended December 31, 2024, are as follows:

For the three months ended			For the year ended
	March 31, 2025		December 31, 2024
	# of RSUs	FV/Unit	# of RSUs	FV/Unit
RSUs outstanding, beginning of the period	915,000	$0.16	-	-
Granted	1,875,000	$0.20	1,035,000	$0.14
Forfeited	-	-	(120,000)	($0.14)
Common shares issued	(194,206)	($0.20)	-	-
Payroll withholdings settled in cash	(110,796)	($0.20)	-	-
RSUs outstanding, end of the period	2,484,998	$0.23	915,000	$0.16

The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX.  Historically, the Company has elected to issue common shares from treasury.

17

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2025

(Expressed in Canadian dollars unless otherwise stated)

A continuity of the number of commons shares under the ESP Plan which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2024, are as follows:

	For the three months ended March 31, 2025		For the year ended December 31, 2024
	# of shares	$ amount	# of shares	$ amount
Purchased by employees	65,778	$15,776	234,974	$41,620
Matched by the Company	65,778	15,776	234,973	41,619
Total Common Shares issued	131,556	31,552	469,947	83,239

13. Financial instruments

Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, accounts receivable, accounts payables and accrued liabilities, convertible debentures, and long-term debt.  The carrying value of these financial instruments, excluding long-term debt, approximates their fair values due to their short terms to maturity.  The Company has determined that long-term debt approximates its fair value as may be settled early at face value at the Company’s discretion.

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The carrying value of cash and cash equivalents and accounts receivable reflects management’s assessment of maximum exposure to credit risk.  As at March 31, 2025, cash and cash equivalents included balances in bank accounts placed with financial institutions with investment grade credit ratings.  The Company manages accounts receivable credit risk by requiring advance payments before commencing certain contract milestones and when possible, accounts receivable insurance.

18

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2025

(Expressed in Canadian dollars unless otherwise stated)

Foreign Exchange Risk

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, accounts receivable, deposits, accounts payables, accrued liabilities, deferred revenue, convertible debentures, and lease obligations, and pricing its SFD® survey contracts in US$.  The Company does not currently enter into hedging contracts, but to mitigate exposure to fluctuations in foreign exchange the Company uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars.  As at March 31, 2025, the Company held net United States dollar liabilities totaling approximately US$1,054,499.  Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at March 31, 2025 would have had an approximately $151,721 effect on the unrealized foreign exchange gain or loss for the period.

14. Change in non-cash operating working capital

The changes in non-cash operating working capital balances are comprised of:

	For the three months ended March 31,
	2025	2024
Accounts receivable and contract assets	$(6,848,575)	$1,004,100
Prepaid expenses	3,843	(2,786)
Accounts payable and accrued liabilities	(162,527)	(337,282)
Deferred revenue	(503,321)	-
	(7,510,580)	664,032

15. Geographic information

The Company generates revenue from its SFD® survey system that enables the clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. NXT conducts all its survey operations from its head office in Canada and occasionally maintains administrative offices in foreign locations when needed.  Revenue fluctuations are a normal part of SFD® survey system sales and can vary significantly year-over-year.

19

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2025

(Expressed in Canadian dollars unless otherwise stated)

Revenues for the three-month periods ended March 31, 2025, and 2024 were generated solely by the Hydrocarbon Right and three different customers.  There were no revenues attributable to the Geothermal Right.

	For the three months ended March 31,
	2025	2024
International	$12,464,071	$602,072
Canada	-	-
	12,464,071	602,072

16.  Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT.  Accounts payable and accrued liabilities include a total of $11,064 ($55,455 as at December 31, 2024) payable to this law firm.

Another member of Board is a board member of Pana Holdings Mauritius, the parent company of Ataraxia, which holds convertible debentures (Note 7).  Accounts payable and accrued liabilities include a total of $39,804 (US$27,664), ($40,011 or US$27,814, as at December 31, 2024) to Ataraxia for accrued interest.

A third member of Board is an employee of MCAPM LP, which holds convertible debentures (Note 7).  Accounts payable and accrued liabilities at March 31, 2025, include a total of $55,920 (US$38,866), (December 31, 2024 - $57,063 or US$39,669) to Mork Capital for accrued interest.

All members of the Board as of December 31, 2023, elected to have most of their Board fees payable at December 31, 2023, converted into the November Debentures (Note 7), for a total of US$147,000 (CDN$196,686).  Accounts payable and accrued liabilities at March 31, 2025, include a total of $4,636 (US$3,222), (December 31, 2024 - $4,680 or US$3,253) to Board members for accrued interest.

Accounts payable and accrued liabilities include $216,218 ($201,218 as at December 31, 2024) for Board fees and $Nil ($35,250 as at December 31, 2024) for management compensation.

Related party expenses

	For the three months ended March 31,
	2025	2024
Legal Fees	$14,209	$15,352
Interest Expense1.	$205,700	$51,235
Board of director fees	$53,750	$38,750

1.

US$143,556 for the three months ended March 31, 2025, and US$37,734 for the three months ended March 31, 2024. Includes interest expense for Ataraxia, board of directors and Mork Capital. (Mork Capital in 2025 only.)

20